EXHIBIT 99.5

CORNERSTONE TOTAL RETURN FUND, INC.
CORNERSTONE STRATEGIC VALUE FUND, INC.
CORNERSTONE PROGRESSIVE RETURN FUND
305 Madison Avenue, Suite 740
New York, New York 10165
(212) 652-6155

June 4, 2009

The invoice for the premium due on the fidelity bond, covering the period April 23, 2009 to March 23, 2010 for Cornerstone Total Return Fund, Inc., Cornerstone Strategic Value Fund, Inc., and Cornerstone Progressive Return Fund has been paid in full.

/s/ Frank Maresca
Frank Maresca
Treasurer